UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

InspireMD, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 45779A101
(CUSIP Number) Sol J. Barer, Ph.D. 67 Park Place East, Suite 675 Morristown, NJ 07960 (973) 543-6712
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Sol J. Barer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,020,8341
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,020,8341
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,020,8341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

__________________________
1 Comprised of (i) 3,900,000 shares of common stock owned by Dr. Barer, and (ii) 120,834 shares of common stock issuable to Dr. Barer upon exercise of options that will vest within 60 days of this Statement of Beneficial Ownership on Schedule 13D

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Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the common stock, $0.0001 par value (the “Common Stock”), of InspireMD, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3 Menorat Hamaor St., Tel Aviv, Israel 67448.

Item 2.  Identity and Background.

(a)	This Statement is being filed by Sol J. Barer, Ph.D.

(b)	Dr. Barer’s address is 67 Park Place East, Suite 675, Morristown, NJ 07960.

(c)
Dr. Barer is currently the Chairman and a member of the board of directors of the Issuer.  He is also a member of the board of directors of Amicus Therapeutics, Inc., Aegerion Pharmaceuticals, Inc., ContraFect Corp., Cerecor Corp and Edge Therapeutics, Inc.

(d)	Dr. Barer has not been convicted in a criminal proceeding in the past five years.

(e)
In the past five years, Dr. Barer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Barer is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Dr. Barer has acquired the shares of the Common Stock and the options to purchase shares of Common Stock pursuant to the following transactions:

•
On July 11, 2011, in connection with his appointment to the board of directors of the Issuer, the Issuer granted Dr. Barer an option to purchase 1,000,000 shares of Common Stock at an exercise price of $1.50 per share.  On September 28, 2011, Dr. Barer exercised that option to purchase 1,000,000 shares of Common Stock for an aggregate exercise price of $1,500,000.  Dr. Barer used personal funds to fund the exercise of the option.

•
On November 16, 2011, in connection with his appointment as Chairman of the Issuer, the Issuer issued to Dr. Barer 2,900,000 shares of Common Stock.  In addition, pursuant to the Nonqualified Stock Option Agreement, dated as of November 16, 2011, between the Issuer and Dr. Barer, the Issuer also issued Dr. Barer an option to purchase 1,450,000 shares of Common Stock, which will vest and become exercisable in substantially equal monthly installments on the last business day of each calendar month over a two year period from the date of grant, with the first installment vesting on November 30, 2011.  The exercise price for the option is $1.95 per share.

Item 4.  Purpose of Transaction.

Dr. Barer acquired the shares of Common Stock reported in this Statement for investment purposes.

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Dr. Barer has no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date of this Statement, Dr. Barer beneficially owns directly (i) 3,900,000 shares of Common Stock, and (ii) 120,834 shares of Common Stock issuable upon exercise of a stock option owned by Dr. Barer that will vest in equal parts on November 30, 2011 and December 30, 2011 at an exercise price of $1.95 per share.  The aforementioned shares of Common Stock issuable upon exercise of a stock option owned by Dr. Barer comprise a portion of the option to purchase 1,450,000 shares of Common Stock, which will vest and become exercisable in substantially equal monthly installments on the last business day of each calendar month over a two year period from the date of grant, with the first installment vesting on November 30, 2011.

(b)  Dr. Barer has sole voting and dispositive power over 3,900,000 shares of Common Stock and will have sole and dispositive power over any shares of Common Stock issued upon exercise of the stock options held by Dr. Barer.

(c)  On July 11, 2011, in connection with his appointment to the board of directors of the Issuer, the Issuer granted Dr. Barer an option to purchase 1,000,000 shares of Common Stock at an exercise price of $1.50 per share.  On September 28, 2011, Dr. Barer exercised that option to purchase 1,000,000 shares of Common Stock for an aggregate exercise price of $1,500,000.

In addition, on July 11, 2011, in connection with his appointment to the board of directors of the Issuer, the Issuer granted Dr. Barer an option to purchase 500,000 shares of Common Stock at an exercise price of $2.50 per share (the “$2.50 Option”), subject to the terms and conditions of the Issuer’s 2011 U.S. Equity Incentive Plan, a sub-plan of the Issuer’s 2011 Umbrella Option Plan. The $2.50 Option vests and becomes exercisable in two equal annual installments beginning on the one-year anniversary of the date of grant, provided that in the event that Dr. Barer is either (i) not reelected as a director at the Issuer’s 2012 annual meeting of stockholders, or (ii) not nominated for reelection as a director at the Issuer’s 2012 annual meeting of stockholders, the option vests and becomes exercisable on the date of Dr. Barer’s failure to be reelected or nominated.  The $2.50 Option has a term of 10 years from the date of grant.

On November 16, 2011, in connection with his appointment as Chairman of the Issuer, the Issuer issued to Dr. Barer 2,900,000 shares of Common Stock.  In addition, the Issuer issued Dr. Barer an option to purchase 1,450,000 shares of Common Stock, which will vest and become exercisable in substantially equal monthly installments on the last business day of each calendar month over a two year period from the date of grant, with the first installment vesting on November 30, 2011.  Also, the Issuer issued Dr. Barer (i) an option to purchase 725,000 shares of Common Stock (the “Listing Options”), which will vest and become exercisable upon the date the Common Stock becomes listed on a registered national securities exchange (such as the New York Stock Exchange, NASDAQ Stock Market, or the NYSE AMEX), provided that such listing occurs on or before December 31, 2012, and (ii) an option to purchase 725,000 shares of Common Stock (the “Research Coverage Options”), which will vest and become exercisable upon the date the Issuer receives research coverage from at least two investment banks that ranked in the top twenty investment banks in terms of underwritings as of the most recently completed fiscal year, and/or leading analysts, as ranked by either the Wall Street Journal, the Financial Times, Zacks Investment Research or Institutional Investor, provided that the Issuer receives such coverage on or before December 31, 2012.  The exercise price for all of the above-referenced options is $1.95 per share and each option expires on November 16, 2021, subject to the expiration of the Listing Options and the Research Coverage Options on December 31, 2012 upon the non-fulfillment of the conditions for each such option.

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(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned or shares of Common Stock issuable upon exercise of stock options owned by Dr. Barer.

(e)  Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Dr. Barer’s response to Items 3 and 5 of this Statement is hereby incorporated by reference in this Item 6.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description of Exhibit
1
$1.50 Nonqualified Stock Option Agreement, dated as of July 11, 2011, by and between InspireMD, Inc. and Sol J. Barer, Ph.D (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2011).

2
$2.50 Nonqualified Stock Option Agreement, dated as of July 11, 2011, by and between InspireMD, Inc. and Sol J. Barer, Ph.D (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2011).

3
Stock Award Agreement, dated as of November 16, 2011, by and between InspireMD, Inc. and Sol J. Barer, Ph.D. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2011).

4
Nonqualified Stock Option Agreement, dated as of November 16, 2011, by and between InspireMD, Inc. and Sol J. Barer, Ph.D. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2011).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: November 28, 2011
/s/ Sol J. Barer
Sol J. Barer, Ph.D.

CUSIP No. 45779A101	SCHEDULE 13D	Page 7 of 7

EXHIBITS

Exhibit	Description of Exhibit
1
$1.50 Nonqualified Stock Option Agreement, dated as of July 11, 2011, by and between InspireMD, Inc. and Sol J. Barer, Ph.D (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2011).

2
$2.50 Nonqualified Stock Option Agreement, dated as of July 11, 2011, by and between InspireMD, Inc. and Sol J. Barer, Ph.D (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2011).

3
Stock Award Agreement, dated as of November 16, 2011, by and between InspireMD, Inc. and Sol J. Barer, Ph.D. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2011).

4
Nonqualified Stock Option Agreement, dated as of November 16, 2011, by and between InspireMD, Inc. and Sol J. Barer, Ph.D. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2011).